

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2022

Paul Packer
Chief Executive Officer
Globis NV Merger Corp.
7100 W. Camino Real, Suite 302-48
Boca Raton, Florida 33433

> **Re: Globis NV Merger Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 15, 2022**
> **File No. 333-262126**

Dear Mr. Packer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 123

1. We note your disclosure that the unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786, "Amendments to Financial Disclosures about Acquired and Disposed Businesses," and presents the combination of the historical financial information of Globis and FAHL adjusted to give effect to the Business Combination, the PIPE Investment and the purchase of the Convertible Bonds. Please revise, to remove any inadvertent language referring to combined statements of operations adjustments that are expected to have a continuing impact on the results of the combined company, as such criteria are no longer applicable under the new guidance.

<u>Audited Financial Statements for Forafric Agro Holdings Limited, page F-21</u>

2.   Please update to provide audited financial statements as of December 31, 2021. Please note the Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment since the company reported pre-tax losses 2020 and it appears likely that the company will be reporting a pre-tax loss during the most recently completed fiscal year. Please also update the unaudited pro forma financial information accordingly.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Effie Simpson, Staff Accountant at 202-551-3346 or Melissa Gilmore, Staff Accountant at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem, Staff Attorney at 202-551-8337 or Sherry Haywood, Staff Attorney at 202-551-3345 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing

cc: Mark Selinger